STATEMENT OF FINANCIAL CONDITION

Ameriprise Financial Services, Inc.
SEC File Number 8-16791
December 31, 2016
With Report of Independent Registered Public Accounting Firm







UNITEDSTATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprise Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey J. Scherman 612-678-5232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey J. Scherman _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Ameriprise Financial Services, Inc. _____ , as
of _December 31_ _____ , 20 _16_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ameriprise Financial Services, Inc.
Statement of Financial Condition
December 31, 2016

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Ameriprise Financial Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ameriprise Financial Services, Inc. (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

1

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Ameriprise Financial Services, Inc.

Statement of Financial Condition

December 31, 2016

(In thousands, except share amounts)

Assets		
Cash and cash equivalents	$	301,757
Cash segregated under federal and other regulations		12,406
Receivables:		
Fees due from affiliates		143,571
Financial advisors and employees (net of allowance for doubtful accounts of $4,129)		4,636
Distribution fees and other (net of allowance for doubtful accounts of $2,365)		313,401
Secured demand note receivable from Parent		200,000
Goodwill		147,370
Intangibles (net of accumulated amortization of $45,779)		26,173
Prepaid commissions		105,374
Deferred income taxes, net		16,021
Other assets		35,590
Total assets	$	1,306,299

Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses:		
Due to affiliates	$	144,630
Field force compensation		323,361
Salaries and employee benefits		90,618
Unearned revenue		129,230
Other liabilities		83,688
Total accounts payable and accrued expenses		771,527
Liabilities subordinated to the claims of general creditors		200,000
Commitments and contingencies (see note 8)		
Total stockholder's equity		334,772
Total liabilities and stockholder's equity	$	1,306,299

The accompanying notes are an integral part of the statement of financial condition.

Ameriprise Financial Services, Inc.
Notes to Statement of Financial Condition
(In thousands)

December 31, 2016

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). In addition, the Company is a registered investment adviser with the U.S. Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940. In addition, effective in August 2014, the Company changed its registration from a Futures Commission Merchant (FCM) to a Commodity Trading Advisor (CTA) with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services function is regulated by, the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA, SIPC and the various states in which the Company transacts.

The Company clears the majority of transactions with an affiliate, American Enterprise Investment Services, Inc. (AEIS), which charges the Company clearing fees on a per trade basis or based on assets under management under a clearing agreement.

The Company offers financial planning and investment advisory services to retail clients for which it charges a fee through an advisor-based distribution channel. These services are designed to provide comprehensive advice, when appropriate, to address clients' cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. To complete their advice services, the Company's financial advisors provide clients with recommendations from more than one hundred products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties.

The financial advisors are either non-employee independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact advisors, as well as access a wide range of proprietary and non-proprietary mutual funds.

Basis of Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

In February 2016, the Company sold its sole subsidiary, TIC TPS Portland 35, LLC, a limited liability company holding interest in a tenancy in common (TIC). The subsidiary was legally dissolved in June 2016. There was no material impact to the statement of financial condition.

Ameriprise Financial Services, Inc.
Notes to Statement of Financial Condition
(In thousands)

Significant Accounting Policies

Cash and cash equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash segregated under federal and other regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers until it is forwarded to affiliates.

Allowance for doubtful accounts: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors that it does not believe are recoverable. The Company reserves for fees receivable related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility. The Company also reserves for its unsecured client activity funded by its affiliate, AEIS. The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses.

Advertising Costs: The Company's policy is to expense advertising costs at the time the first advertising takes place. The deferral of advertising costs until the first time the advertising takes place is allowed as long as there is the assumption that the advertising will take place. If the advertising is no longer expected to occur, the advertising costs should be expensed immediately. There was $0 of expense deferred as of December 31, 2016.

Goodwill and intangible assets: Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company's goodwill arose from the integration of the introducing operations of Ameriprise Advisor Services, Inc., an affiliated company, on October 5, 2009. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach. Intangible assets generally represent customer and independent contractor relationships and a tax referral agreement. Intangible assets are amortized over their estimated useful lives, unless they are deemed to have indefinite useful lives, using 15 years for customer relationships and tax referral agreements and 5 years for other intangibles. The Company evaluates the finite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For finite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable.

Prepaid commissions: Commissions paid by the Company to advisors in connection with the sales of financial plans are deferred until when the plan is delivered and the corresponding revenue is recognized.

Compensation and benefits: Compensation and benefits represent compensation-related expenses paid to employees. The Company has deferred compensation plans which allow certain employees and financial advisors to defer a portion of their compensation and commissions. Participants can elect various distribution options. The liabilities associated with these plans are in the field force compensation line and the salaries and employee benefits line in the statement of financial condition. The Company holds cash value life insurance associated with one of these plans, which is reflected in the other assets line in the statement of financial condition. In March 2016, in accordance with an Assignment Agreement (of Deferred Compensation Plan Assets and Liabilities) (the "Assignment Agreement"), the Company transferred liabilities of $233,788 associated with the franchise advisor deferred compensation plans to the Parent, net of associated state deferred tax assets of $11,801, for cash of $221,987. Per the Assignment Agreement, the Company will transfer cash to the Parent and the Parent will assume the franchise advisor deferred compensation plan obligations, net of deferred taxes, from the Company on an ongoing basis. The result of this transaction was a decrease in the field force compensation line in the statement of financial condition.

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding

the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The Company previously entered into two agreements with the Parent related to deferred federal income taxes. Under the first agreement, an intercompany purchase and sale agreement, the Company sells its deferred federal income tax assets to the Parent. Under the second agreement, a deferred tax settlement agreement, the Company transfers its net deferred federal income tax each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis. The Company settled $25,869, $24,501 and $10,000 of federal deferred tax assets with the Parent for 2016, 2015, and 2014, respectively.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Presentation of Financial Statements - Going Concern

In August 2014, the Financial Accounting Standards Board (FASB) updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company adopted the standard on January 1, 2016. There was no impact on the Company's results of operations and financial condition.

Compensation – Stock Compensation

In June 2014, the FASB updated the accounting standards related to stock compensation. The update clarifies the accounting for share-based payments with a performance target that could be achieved after the requisite service period. The update specifies the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, the probability of achieving the performance target should impact vesting of the award. The standard is effective for interim and annual periods beginning after December 15, 2015. The Company adopted the standard on January 1, 2016. The adoption did not have a material impact on the Company's results of operations and financial condition.

Future Adoption of New Accounting Standards

Intangibles – Goodwill and Other – Simplifying the Test for Goodwill Impairment

In January 2017, the FASB updated the accounting standards to simplify the accounting for goodwill impairment. The update removes the hypothetical purchase price allocation (Step 2) of the goodwill impairment test. Goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value. The standard is effective for interim and annual periods beginning after December 15, 2019, and should be applied prospectively with early adoption permitted for any impairment tests performed after January 1, 2017. The update is not expected to have a material impact on the Company's results of operations and financial condition.

Income Taxes - Intra-Entity Transfers of Assets Other Than Inventory

In October 2016, the FASB updated the accounting standards related to the recognition of income tax impacts on intra-entity transfers. The update requires entities to recognize the income tax consequences of intra-entity transfers, other than inventory, upon the transfer of the asset. The update requires the selling entity to recognize a current tax expense or benefit and the purchasing entity to recognize a deferred tax asset or liability when the transfer occurs. The standard is effective for

Ameriprise Financial Services, Inc.
Notes to Statement of Financial Condition
(In thousands)

interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

Financial Instruments - Measurement of Credit Losses

In June 2016, the FASB updated the accounting standards related to accounting for credit losses on certain types of financial instruments, including finance and trade receivables carried at amortized cost. The update replaces the current incurred loss model for estimating credit losses with a new model that requires an entity to estimate the credit losses expected over the life of the asset. Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2019. Early adoption will be permitted for interim and annual periods beginning after December 15, 2018. A modified retrospective cumulative adjustment to retained earnings should be recorded as of the first reporting period in which the guidance is effective for loans, receivables, and other financial instruments subject to the new expected credit loss model. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

Leases - Recognition of Lease Assets and Liabilities on Balance Sheet

In February 2016, the FASB updated the accounting standards for leases. The update was issued to increase transparency and comparability for the accounting of lease transactions. The standard will require most lease transactions for lessees to be recorded on the balance sheet as lease assets and lease liabilities and both quantitative and qualitative disclosures about leasing arrangements. The standard is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. The update should be applied at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB updated the accounting standards on the recognition and measurement of financial instruments. The update requires entities to carry marketable equity securities, excluding investments in securities that qualify for the equity method of accounting, at fair value with changes in fair value reflected in net income each reporting period. The update affects other aspects of accounting for equity instruments, as well as the accounting for financial liabilities utilizing the fair value option. The update eliminates the requirement to disclose the methods and assumptions used to estimate the fair value of financial assets or liabilities held at cost on the balance sheet and requires entities to use the exit price notion when measuring the fair value of financial instruments. The standard is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted for certain provisions. Generally, the update should be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity at the beginning of the period of adoption. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

Revenue from Contracts with Customers

In May 2014, the FASB updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Subsequent related updates provide clarification on certain revenue recognition guidance in the new standard. The standard is effective for interim and annual periods beginning after December 15, 2017 and early adoption is permitted for interim and annual periods beginning after December 15, 2016. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company plans to adopt the revenue recognition guidance in the first quarter of 2018. The update does not apply to revenue associated with financial instruments as it is in the scope of other standards. The Company does not expect the update to have a material impact on these revenues. The Company's implementation efforts include the identification of revenue within the guidance and the review of the customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation. The Company does not expect a material impact to the timing of revenue recognition; however, the Company's implementation effort to assess the impact of the standard on its results of operations, financial condition, and disclosure is still in process.

Ameriprise Financial Services, Inc.
Notes to Statement of Financial Condition
(In thousands)

3. Goodwill and Other Intangibles

Goodwill is not amortized but is instead subject to impairment tests. During the year ended December 31, 2016, the tests did not indicate impairment.

Finite-lived intangible assets acquired for the year ended December 31, 2016, representing the acquisition of independent contractors in the franchise system were $8,443, with a weighted amortization period of five years. For the year ended December 31, 2016, the impairment tests on finite-lived intangible assets did not indicate impairment.

Finite-lived intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 35,200	$ 23,402	$ 11,798
Tax referral agreement	10,200	6,438	3,762
Independent contractor relationships	26,552	15,939	10,613
December 31, 2016 balance	$ 71,952	$ 45,779	$ 26,173

4. Business Owned Life Insurance

The Company holds cash value life insurance policies as a means of offsetting market fluctuations in certain deferred compensation liabilities. As of December 31, 2016, the cash surrender value, which approximates fair value, of this life insurance was $18,076 and is included in the other assets line in the statement of financial condition.

5. Secured Demand Note Receivable and Subordinated Liabilities

In December 2008, the Company executed a subordinated loan agreement with the Parent, a related party, for $140,000 at a stated interest rate of 5.65%, which was due to mature on December 31, 2015. Amounts payable under the subordinated loan agreement were subordinate to the claims of general creditors and were available in computing net capital under the SEC's uniform net capital rule. In December 2014, the subordinated loan agreement was terminated prior to its stated maturity date and a full prepayment of $140,000 was made to the Parent. Prior to termination in December 2014, a new subordinated loan agreement in the form of a secured demand note was entered into with the Parent.

The borrowings under subordination agreement at December 31, 2016, are as follows:

Secured demand note collateral agreement, 0.10 percent, due December 15, 2019 $200,000

The subordinated borrowings are with the Parent and are available in computing net capital under the SEC's uniform net capital rule. Under the terms of the subordinated loan agreement, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the Company is prohibited from making payments on the subordinated note agreement. The Company has the option to renew the current agreement in one year increments in perpetuity. Pursuant to the agreement, the Parent must notify the Company on or before the day thirteen months preceding the maturity date if they do not intend to extend the maturity date of the agreement.

At December 31, 2016, the secured demand note was collateralized by securities with an aggregate fair value of $218,693. Based on the character and fair value of the securities collateralizing the secured demand note receivable, the entire $200,000 is available in computing net capital in accordance with the SEC's uniform net capital rule. The securities collateral has been deposited by the Parent in a separate custodial account for the exclusive benefit of the Company. In the event the Company draws on the secured demand note receivable, the maximum payment to the Company in accordance with the terms of the collateral agreement is $200,000 and the stated interest rate adjusts to LIBOR plus 90 basis points. All of the subordinated loan agreements and the associated secured demand note agreement entered into with the Parent, as

well as the termination of the 2008 subordinated loan agreement, were approved by FINRA prior to their respective effective dates.

6. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Cash Equivalents, Other Assets and Liabilities

The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization. Level 3 other assets consist of non-traded TICs interest in real estate. Level 1 liabilities consist of common stock. Level 2 liabilities consist of unitary investment trusts and real estate investment trust. When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

Ameriprise Financial Services, Inc.
Notes to Statement of Financial Condition
(In thousands)

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

| | December 31, 2016 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ —	$ 301,153	$ —	$ 301,153
Other assets	—	—	225	225
Total assets at fair value	$ —	$ 301,153	$ 225	$ 301,378
Liabilities				
Other liabilities	$ 181	$ 51	$ —	$ 232
Total liabilities at fair value	$ 181	$ 51	$ —	$ 232

During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during 2016.

The following table provides a summary of changes in Level 3 assets measured at fair value on a recurring basis:

	TICs
Balance at January 1, 2016	$ 453
Sales	$ (142)
Losses	(86)
Balance at December 31, 2016	$ 225

Level 3 measurements are obtained from third party quotes where unobservable inputs are not reasonably available.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2016, approximate fair value.

Included in receivables from financial advisors and employees on the statement of financial condition are loans receivable from financial advisors. As of December 31, 2016, the carrying value of the loans is $3,352, which approximates fair value. These receivables, not included in the table above, are considered a level 3 fair value.

As of December 31, 2016, the fair value of the secured demand note receivable and the subordinated liability approximate book value of $200,000. This receivable and liability, not included in the table above, are both considered level 2 fair value. As of December 31, 2016, the secured demand note collateral consisted of corporate bonds and government securities and is considered level two fair value. This liability, not included in the table above, was considered level 3 fair value.

7. Net Capital and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (SEA Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in SEA Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2016, the Company had net capital of $76,612, which was $76,362 in excess of the amount required to be maintained on that date. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company has claimed exemption from SEA Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

8. Commitments, Contingencies and other Legal and Regulatory Matters

Effective January 2009, the Company has an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI), whereby AHI leases office space under non-cancelable escalating operating leases on the Company's behalf.

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company has agreed to indemnify an affiliate, AEIS, for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses. At December 31, 2016, the reserve was $2,161, and is reflected in the other liabilities line in the statement of financial condition. At December 31, 2016, there were no amounts indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. The Company has numerous pending matters which include information requests, exams or inquiries that the Company has received during recent periods regarding certain matters, including: sales and distribution of mutual funds, exchange traded funds, annuities, equity and fixed income securities, real estate investment trusts, insurance products, and financial advice offerings; supervision of the Company's financial advisors; security of client information; performance advertising and product disclosures, including third party performance claims; and transaction monitoring systems and controls. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when any such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in one or more proceeding could eventually result in adverse judgments, settlements, fines, penalties or

Ameriprise Financial Services, Inc.

Notes to Statement of Financial Condition

(In thousands)

other sanctions, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each month.

9. Income Taxes

Significant components of the Company's state deferred income tax assets and liabilities as of December 31, 2016, are as follows:

	State
Deferred income tax assets:	
Deferred compensation	$ 14,768
Legal contingency	1,091
Allowance for accounts receivable	529
Accrued expenses	521
Intangible asset amortization	172
Unearned revenue	30
Total deferred income tax assets	17,111
Deferred income tax liabilities:	
Deferred commission and intercompany gains	978
State income tax	88
Other	24
Total deferred income tax liabilities	1,090
Net deferred income tax asset	$ 16,021

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

At December 31, 2016, the Company had a payable to the Parent for current federal income taxes of $22,829, a receivable from the Parent for the current settlement of deferred federal income taxes of $11,950, and a receivable of $131 from the Parent for the current settlement of deferred state income taxes. The Company had a payable to the Parent for state income taxes of $3,652 at December 31, 2016. In the statement of financial condition, all of the receivables are included in the fees due from affiliates line and all of the payables are included in the due to affiliates line.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial Inc. (the Parent), in the U.S. federal jurisdiction and various states jurisdictions. In the fourth quarter of 2016, the Company received a cash settlement as final resolution to the 1997-2005 IRS (Internal Revenue Service) audit. The IRS has completed its field examination of the 2006 through 2011 tax returns and these years are effectively settled. The IRS is currently auditing the Parent's U.S. Income Tax Returns for 2012 and 2013. The Parent's or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 2005 through 2015.

11

10. Related Party Transactions

The Company clears the majority of transactions with an affiliated broker, AEIS.

Receivables due from affiliates on the statement of financial condition primarily consist of distribution fees of $54,769, trading concessions of $19,922, 12b-1 fees of $11,947, marketing support fees of $12,780 and an insurance recoverable of $18,112 at December 31, 2016.

Payables due to affiliates on the statement of financial condition primarily consist of administrative expenses of $110,417, use of property and equipment maintenance for $6,092, cash of $11,708 due to various affiliates for investments in products and clearing charges for $4,238 at December 31, 2016.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees, including retired field employees. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial Incentive Compensation Plan (incentive plan) and the Parent's Franchise Advisor Deferral Plan. Under these plans, employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

The Company participates in the Parent's Advisor Group Deferral Plan, which was created in April 2009, which allows for employee advisors to receive share-based bonus awards which are subject to future service requirements and forfeitures. The Advisor Group Deferral Plan is an unfunded non-qualified deferred compensation plan under section 409A of the Internal Revenue Code. The Advisor Group Deferral Plan also gives qualifying employee advisors the choice to defer a portion of their base salary or commissions beginning in 2010. This deferral can be in the form of share-based awards or other investment options. Deferrals are not subject to future service requirements or forfeitures. Awards granted under the Advisor Group Deferral Plan may be settled in cash and/or shares of the Parent's common stock according to the award's terms.

Effective October 2011, the Company entered into two separate revolving credit agreements with the Parent, each with an interest rate of LIBOR plus 90 basis points, whereby in one the Company can borrow up to $100,000 from the Parent and in the second the Parent can borrow up to $100,000 from the Company. As of December 31, 2016 and for the year ended, there were no draws on these lines of credit.

Pursuant to a deferred tax settlement agreement with the Parent, the Company transferred $33,142 of net deferred federal income tax assets to the Parent in 2016, of which $25,869 settled in 2016.

Pursuant to an assignment agreement executed with the Parent in March 2016, the Company transferred to the Parent liabilities of $233,788 associated with the Franchise Advisor Deferred Compensation Plan; subsequent to that transfer, the Company expensed and transferred monthly liabilities for an additional $60,197.

11. Subsequent Events

As of February 24, 2017, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure.

Effective January 1, 2017, the Company and AEIS entered into a Distribution Access Fee Agreement ("the Agreement"). Pursuant to the Agreement, AEIS will pay the Company an annual amount of $336,000 for ongoing access to the Company's financial advisors, client servicing and product distribution efforts. The Agreement may be terminated at any time upon 90 days' notice by either party.

Over the course of 2017, certain revenues and expenses will be assigned or transferred from the Company to AEIS for services that were previously earned or performed by the Company. These revenues and expenses subject to this change were $356,198 and $49,773, respectively, for the year ended December 31, 2016.

No other events or transactions require disclosure.